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                         [LETTERHEAD OF CURTISS WRIGHT]


                                  NEWS RELEASE

                   1200 WALL STREET WEST, LYNDHURST, NJ 07071
                       (201) 896-8400 * FAX (201) 438-5680
                              WWW.CURTISSWRIGHT.COM
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CONTACT: Gary Benschip                                 FOR IMMEDIATE RELEASE
         (201) 896-8520
         gbenschip@cwcorp.curtisswright.com


            CURTISS-WRIGHT CORPORATION ADOPTS STOCKHOLDER RIGHTS PLAN

LYNDHURST, NJ--NOVEMBER 6, 2000--Curtiss-Wright Corporation (NYSE: CW) announced today that its Board of Directors has adopted a stockholder rights plan. The plan is intended to assist the Company to pursue its long-term business strategies and enhance shareholder value.

"Curtiss-Wright believes stockholder rights plans have been an effective tool for many public companies seeking to preserve and enhance shareholder value," said Martin R. Benante, Chairman and Chief Executive Officer. "The Stockholder Rights Plan will help Curtiss-Wright to ensure that any proposed transaction involving Curtiss-Wright is in the best interests of all Curtiss-Wright shareholders. The rights are similar to those adopted by many public companies and are designed to assure that all shareholders of the Company receive fair and equal treatment in the event of any proposed takeover. The adoption of the plan is not in response to any specific effort to acquire control of Curtiss-Wright, nor is the Board aware of any such effort."

In connection with the adoption of the rights plan, the Board declared a dividend of one preferred stock purchase right for each share of the company's common stock. Each of these rights, which are currently not exercisable, will entitle the holder to purchase one one-thousandth (1/1000) of a share of the company's newly designated Series A Participating Preferred Stock. In the event that any person or group acquires beneficial ownership of 15% or more of the outstanding shares of the company's common stock, each holder of a right (other than the acquiror) will be entitled to receive, upon payment of the exercise price, a number of shares of common stock having a market value equal to two times the exercise price. The Stockholders Rights Plan will not affect the interests of Curtiss-Wright's current 44% shareholder, Unitrin, Inc. (NASDAQ:
UNIT), provided that Unitrin does not acquire beneficial ownership of any additional shares of Curtiss-Wright in excess of 1% of the outstanding shares.

The distribution of the rights will be made on November 21, 2000 and is payable to shareholders of record on November 21, 2000. Initially the Rights will be attached to the certificates representing outstanding common stock and no separate Rights certificates will be distributed. The Rights will







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expire on November 6, 2010, unless earlier redeemed or exchanged or terminated in accordance with the rights agreement.

Details of the Rights distribution will be contained in a letter to be mailed to all Curtiss-Wright shareholders.

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Curtiss-Wright Corporation is a diversified provider of highly engineered products and services to the Motion Control, Flow Control and Metal Treatment industries. The firm employs approximately 2,280 people. More information on Curtiss-Wright can be found on the Internet at www.curtisswright.com.

Forward-looking statements in this release are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Such risks and uncertainties include, but are not limited to: a reduction in anticipated orders; an economic downturn; changes in the competitive marketplace and/or customer requirements; an inability to perform customer contracts at anticipated cost levels; and other factors that generally affect the business of aerospace companies. Please refer to the Company's current SEC filings under the Securities and Exchange Act of 1934, as amended, for further information.

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